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                             December 7, 2022

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted November
30, 2022
                                                            CIK No. 0001936574

       Dear Png Bee Hin:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted November 30, 2022

       General

   1. We note your responses to comments 1 and 2, as well as your previous related responses.
                                                        While we do not have
any further comments at this time regarding your responses, please confirm your
understanding that our decision not to issue additional comments should not be interpreted to mean
that we either agree or disagree with your responses, including any conclusions you have
made, positions you have taken and practices you have engaged in or may engage in with
respect to this matter, including in regards to any NFTs that you may develop or mint in
the future or that you may support or facilitate the minting or trading of in the
future.
 Png Bee Hin
IMMRSIV Inc.
December 7, 2022
Page 2

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNamePng Bee Hin
                                                           Division of
Corporation Finance
Comapany NameIMMRSIV Inc.
                                                           Office of Technology
December 7, 2022 Page 2
cc:       Meng Ding
FirstName LastName